Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2021, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this analysis may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment, including the potential influence of COVID-19 on the market which the Company operates in;

●	the impact of competition and new technologies;

●	our ability to market and sell our products;

●	our intention to increase marketing and sales activities;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2020, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Safe-T”, the “Company”, “we”, “us” or “our” are to Safe-T Group Ltd. and its subsidiaries. All references in this report to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2021 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2020 and notes thereto filed with the SEC as part of our Annual Report.

COVID-19

The spread of COVID-19 has forced the Company to modify its business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences). In responding to the crisis, the Company leveraged its IT capabilities to implement remote connections with employees, customers and vendors to deliver a functional and productive work-from-home strategy.

During the first quarter of 2020, due to an almost complete freeze in the travel sector, the Company experienced a reduction of approximately 10% in revenue from the enterprise privacy business. The Company closely monitored and found other sectors in this business that compensated for this sales reduction, in the second part of the year, and more intensively during the first half of 2021.

Overview

We generate Software-as-a-Service, or SaaS, revenues from our privacy platform solutions. We also generate revenue from sales of our ZoneZero® secure access solutions and Secure Data Exchange (SDE) solutions for data exchange – perpetual or subscribed licenses of our products, and related services.

SaaS revenues are generated when customers are subscribing to our enterprise privacy platforms and paying for the bandwidth package they choose. The packages are usually for the earlier of one to three months or maximum bandwidth usage. Our revenue is recognized on a straight-line basis over the package period.

Our product license revenue consists primarily of revenue generated from the sale of our ZoneZero® solutions line and SDE. We offer the ZoneZero® solutions as a complete suite to protect customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. We also offer each of these products for sale as a stand-alone solution for customers that are seeking protection for a certain aspect of their network.

License revenue can be generated through the sale of either perpetual licenses or subscribed licenses. In a perpetual license sale, the customer purchases our product, usually accompanied with one to three years of maintenance and support services. Thereafter, the customer is not obligated to continue the engagement with us, but in order to maintain maintenance and support services, including receiving updates and upgrades for our products, which are essential in order to monitor and successfully block any potential threats, they will usually purchase additional and continuous periods of maintenance and support services.

A subscribed license sale is generated when the customer elects to use our product as a service, usually for periods ranging from one to three years. This service also includes maintenance and support throughout the subscribed period, which after its expiration the customer is not entitled to use the products unless the subscription is renewed for additional periods. The price of a one-year subscription is lower than the same license sold as a perpetual license, but the cash flow renewals in later years is higher than the renewal of maintenance and support services in the perpetual licenses’ method.

Maintenance and support service renewals from the ZoneZero® solutions and SDE products are usually 15%-25% of the perpetual license price, depending mainly on the supporting hours and response times, and are important, as they represent, like subscription renewals, steady and visible cash flow growth.

Our average renewal rate for subscriptions of maintenance and support contracts in the SDE product line is decreasing as we decided to stop developing this product and stop actively selling it. Revenues are generated almost solely upon customers’ renewals only. With respect to our ZoneZero® products that were launched during 2020, we expect a high renewal rates in the future due to the significant value we believe these new products add to the customers’ information security. In addition to our efforts to ensure customer satisfaction, in order to grow our business, we intend to also focus on generating revenue from new customers, ideally medium to large organizations.

We also generate minor revenues from other services, such as implementation services or product development services requested by our customers to enhance the security of specific processes or applications. The services to the customer can be provided by either specific product developments or support/implementation services, which are provided at the customer’s premises.

On July 1, 2021, we announced the acquisition of CyberKick Ltd., a provider of SaaS security and privacy tools as well as distribution services of third party privacy tools, or CyberKick. The initial consideration paid on the closing of the transaction, for the sale and purchase of 100% of the equity interest in CyberKick, was a combination of cash ($3.7 million) and equity (approximately 163 million of Safe-T’s ordinary shares, representing $5.6 million based on an average price calculation agreed with the sellers).

The consideration may be increased by an additional earn-out payment of up to $3 million to CyberKick’s founders, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still engaged by CyberKick at such time. The Company may decide, at its sole discretion, to pay the earn-out consideration in equity, in whole or in part.

We also committed to support and boost CyberKick’s growth by providing financing of $2.5 million in the 24 months following the acquisition.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the six-month periods ended June 30, 2021 and 2020, included in the following table, which presents selected financial information data, is based upon our unaudited statements of profit or loss contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020
Consolidated Statements of Profit or Loss Data
Revenues	3,131	2,165
Cost of revenues	1,883	1,121
Gross profit	1,248	1,044
Research and development expenses	1,483	793
Selling and marketing expenses	2,430	1,781
General and administrative expenses	2,588	1,495
Impairment of goodwill	-	800
Contingent consideration measurement	(434)	430
Operating loss	4,819	4,255
Financial expense (income), net	140	(2,589)
Loss before taxes on income	4,959	1,666
Taxes on income	(76)	(122)
Net loss for the period	(4,883)	(1,544)

Comparison of the six months ended June 30, 2021 to the six months ended June 30, 2020

Revenues

The following table summarizes our revenues through types and regions for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Revenues through types:

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020

SaaS	2,796	1,754
Licenses	118	119
Support	217	284
Other services	-	8
Total	3,131	2,165

Revenues through regions:

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020

Revenues from Israel	369	394
Revenues from North America	1,583	897
Revenues from Europe	557	365
Revenues from Asia-Pacific	236	205
Revenues from Rest of World	386	304
Total	3,131	2,165

Total revenues for the six months ended June 30, 2021, amounted to $3,131,000, compared to $2,165,000 generated in the six months ended June 30, 2020. The increase in revenues compared to the first half of 2020 is due to the increase in enterprises privacy business SaaS revenues generated by our privacy platforms - $250,000 an increase in NetNut’s revenues, and $792,000 by ChiCooked, whose revenues were consolidated for the first time following its acquisition on December 7, 2021. This increase was partially offset by a decrease of $135,000 in the revenues of the SDE product line, as part of the Company’s strategic plan to focus on the Zero Trust solutions in the cybersecurity sector for enterprises.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	249	107
Cost of networks, servers and internet services providers	1,040	452
Depreciation, amortization and impairment of intangible assets	549	540
Other	45	22
Total cost of revenues	1,883	1,121
Gross profit	1,248	1,044
Gross profit %	40%	48%

Cost of revenues for the six months ended June 30, 2021, totaled $1,883,000 compared to cost of revenues of $1,121,000 for the equivalent period in 2020. The increase is mainly a result of growth in revenue from enterprises privacy business, which involves higher internet services providers costs ($1,040,000 compared to $452,000 in the equivalent period in 2020), and also due to additional staffing on the part of the enterprises privacy and security solutions, resulting in higher salary-related costs of $249,000 compared to payroll and related expenses of $107,000 in the six months ended June 30, 2020.

Research and Development Expenses, Net

The following table summarizes our research and development, or R&D, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	828	375
Subcontractors	449	314
Other	206	104
Total research and development expenses	1,483	793

R&D expenses for the six months ended June 30, 2021, were $1,483,000, compared to $793,000 for the six months ended June 30, 2020. The increase in R&D expenses is attributed to higher enterprises privacy business development costs, mainly salary and subcontractors, due to an extension of the enterprise privacy solutions activity, in the amount of $557,000, compared to costs of $242,000 in the equivalent period in 2020. The increase in R&D expenses is also due to higher subcontractors’ costs related to the Zero Trust solutions ($301,000 compared to $214,000) and share-based compensation ($112,000 compared to $2,000).

Selling and Marketing Expenses

The following table summarizes our sales and marketing, or S&M, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	1,312	1,038
Selling commissions	267	283
Professional fees	350	116
Marketing	211	200
Other	290	144
Total selling and marketing expenses	2,430	1,781

S&M expenses for the six months ended June 30, 2021, totaled $2,430,000 compared to an amount of $1,781,000 for the six months ended June 30, 2020. The increase is primarily attributed to higher professional services expenses related to the marketing and sales of the Zero Trust solutions, in the amount of $278,000 compared to an amount of $60,000 in the six-month period ended June 30, 2020, as well as to higher salary costs and an increase in share-based compensation, from $1,038,000 in the first half of 2020 to $1,312,000 in the equivalent period in 2021.

General and Administrative Expenses

The following table summarizes our general and administrative, or G&A, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	960	569
Professional fees	1,477	743
Office expenses & other	151	183
Total general and administration expenses	2,588	1,495

G&A expenses for the six months ended June 30, 2021, totaled $2,588,000, compared to $1,495,000 in the equivalent period in 2020. The increase is mainly due to higher professional fees, predominantly legal fees, in connection with intellectual property protection and other legal fees, reaching $1,477,000 compared to costs of $743,000 for the six months ended June 30, 2020. The increase is also due to a rise in payroll and related expenses, mainly share based compensation, from $569,000 in the six-month period ended June 30, 2020, to $960,000 in the same period in 2021.

Impairment of Goodwill

We didn’t record any impairment loss for the first half of 2021, compared to an impairment loss of $800,000 recorded in the six months ended June 30, 2020, which was related to our enterprise privacy business as a result of then forecasted operating results, among others, because of COVID-19 implications.

Contingent Consideration Measurement

We recorded in the six-month period ended June 30, 2021, a gain of $434,000 due to a reduction in the fair value of the contingent consideration to ChiCooked’s sellers compared to its value on December 31, 2020. This compared to recorded loss of $430,000 in the equivalent period of 2020, resulting then from the additional contingent consideration paid to NetNut’s former shareholders, compared to the amount that was evaluated on December 31, 2019.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2021 was $4,819,000, compared to an operating loss of $4,255,000 in the equivalent period in 2020.

Financial Expenses, Net

We had net financial expenses of $140,000 in the first six months of 2021, compared to net financial income of $2,589,000 for the six months ended June 30, 2020. The income in 2020 was primarily due to a sharp reduction in the fair value of convertible debentures, net of day 1 loss amortization, compared to their value on December 31, 2019. The convertible debentures were converted or returned during 2020, hence they didn’t have any financial impact in the first six months of 2021.

Net Loss for the Period

As a result of the foregoing, our net loss for the six months ended June 30, 2021, was $4,883,000, compared to a loss of $1,544,000 during the equivalent period in 2020.

Liquidity and Capital Resources

Overview

As of October 31, 2021, our cash and cash equivalents including short-term investments of approximately $12.0 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and the pursuing for strategic opportunities, including, but not limited to, strategic acquisitions. These factors and the risk inherent in the Company’s operations raise a substantial doubt as to the Company’s ability to continue as a going concern.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2021	2020
Net cash used in operating activities	(3,430)	(3,161)

Net cash provided by (used in) investing activities	(6,396)	14

Net cash provided by financing activities	11,886	8,337

Net increase in cash and cash equivalents	2,060	5,190

Net Cash Used in Operating Activities

During the six months ended June 30, 2021, net cash used in operating activities was $3,430,000, primarily attributed to cost of sales and operational costs which exceeded cash flows from customers’ payments. The increase, compared to $3,161,000 used in operating activities during the six months ended June 30, 2020, is primarily attributed to higher increase in costs, setting the infrastructure for future sales, compared to the increase in revenues.

Net Cash Used in Investing Activities

During the six months ended June 30, 2021, net cash used in investing activities was $6,396,000, due to investment in short-term investment, compared to net cash provided by investing activities of $14,000 during the six months ended June 30, 2020.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2021, net cash provided by financing activities was $11,886,000, primarily attributed to funds from a registered direct offering that closed on February 18, 2021, with net proceeds of approximately $9,223,000 and warrants exercises in the amount of $3,710,000.

During the six months ended June 30, 2020, net cash provided by financing activities was $8,337,000, primarily attributed to funds from a public offering closed on April 23, 2020 and a registered direct offering closed on April 2, 2020 with net proceeds of $7,952,000, as well as from warrants and pre-funded warrants exercises of $2,791,000.

Net Increase in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents increased in the amount of $2,060,000 during the six months ended June 30, 2021, compared to an increase in the amount of $5,190,000 during the six months ended June 30, 2020.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity securities. We have incurred losses and generated negative cash flows from operations since our inception.

As of October 31, 2021, our cash and cash equivalents, including short-term investments, were approximately $12.0 million. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses;

●	the potential earn-out payments under past acquisitions; and

●	costs of future potential acquisitions.

We have potential earn-out payments of up to $3 million under the CyberKick acquisition. We may decide, at our sole discretion, to pay the earn-out consideration in equity, in whole or in part.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.